

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 22, 2016

Via E-mail
Benjamin S. Miller
Chief Executive Officer
Fundrise Growth eREIT II, LLC
1519 Connecticut Avenue NW, Ste. 200
Washington, DC  20036

> **Re:** **Fundrise Growth eREIT II, LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 29, 2016**
> **CIK No. 0001661000**

Dear Mr. Miller:

We have reviewed your draft offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.  Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments

General

1.      Please amend your offering statement to provide updated financial statements; refer to Form 1-A Part F/S, (c)(1)(i).

2.      Please provide us with an analysis of how Fundrise Equity REIT's offering, which you have marketed as the Fundrise Growth eREIT, differs from this offering such that the offerings should not be aggregated for purposes of the $50 million maximum permitted under Regulation A.  In particular, we note that the name of this offering, Fundrise Growth eREIT II, may imply that this is a follow-on offering to the previously qualified offering and therefore raises concerns that investors may be confused that Fundrise Growth eREIT II is not distinct from your, as marketed, Fundrise Growth eREIT.

3.   We note that you have included disclosure indicating that you may invest in real estate-related debt.  We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act.  Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

Offering Summary

Valuation policies, page 19

6.   Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Management, page 58

Recent Developments Regarding our Manager's Executive Officers, page 61

7.   Please provide an analysis regarding the consideration you gave to including a written consent from the Public Accounting Firm as an exhibit in light of the summary of its report on page 62. Please refer to Item 17.11(a)(ii) of Part III to Form 1-A.

Prior Performance Summary, page 92

8.   Please balance your disclosure in this section by including a discussion of the major adverse business developments experienced by any Originated Program, or advise us why

you do not believe this disclosure is material.  Refer to Section 8.A(2) of Industry Guide 5.

9.      We note your disclosure on page 93 regarding the Project Dependent Note program. Please revise to more specifically describe how you determined the average internal rate of return for both realized and unrealized investments and what you mean by the term 'unrealized investments' in this context.

Note 2. Summary of Significant Accounting Policies

Share Redemptions, page F-5

10.     Your disclosure on page F-6 indicates that the Company's NAV per share will be calculated at the end of each quarter beginning on December 31, 2017.  However, disclosure elsewhere in the filing indicates that NAV will be calculated beginning December 2018.  Please revise your disclosure for this inconsistency.

You may contact William Demarest, Staff Accountant, at 202-551-3432, or Jaime John, Accounting Branch Chief, at 202-551-3446, if you have questions regarding comments on the financial statements and related matters.  Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities